SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of November 2018

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Releases

The press release issued by DHT Holdings, Inc. (the “Company” or “DHT”) on November 1, 2018 related to its results for the third quarter of 2018 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (file Nos. 333-199697 and 333-219069), initially filed with the Securities and Exchange Commission on October 30, 2014 and June 30, 2017, respectively, as amended, in each case to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: November 5, 2018	By:	/s/ Laila C. Halvorsen
Name: Laila C. Halvorsen
Title: Chief Financial Officer